SCHEDULE “N”
(to the Management Information Circular of Rubicon Minerals Corporation, dated July 7, 2006)
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Comments
CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors (a) Disclose the identity of directors who are independent.	(a) Rubicon has four independent directors, namely: Philip S. Martin, John R. Brodie, Kevin D. Sherkin and Chris Bradbrook. These directors are considered independent under AMEX Rule 121(b).
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.
(b)   Rubicon has three non‑independent directors, namely: J. Garfield MacVeigh, Chairman, David W. Adamson, President & CEO, both employed full time by Rubicon and David R. Reid, legal counsel to Rubicon.

(c)   Disclose whether or not a majority of directors are independent.  If a majority  of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
(c) The board of directors consists of a majority of directors who are independent.
(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)   The following directors are presently also directors of other reporting issuers as listed:
·      J. Garfield MacVeigh:  Toquima Minerals Corporation (not listed) and Constantine Metal Resources Ltd. (not listed)
·      David W. Adamson:  Toquima Minerals Corporation (not listed)
·      David R. Reid:  Far West Mining Ltd. (TSX); Western Prospector Group Ltd. (TSX-V); Ross River Minerals Inc. (TSX-V) and Harbour Pacific Minerals Inc. (not listed)
·      John R. Brodie:  Far West Mining Ltd. (TSX); Copper Belt Resources Ltd. (CNQ); Pacific Safety Products Ltd. (TSX-V); Silver Standard Resources Inc. (TSX) and trustee, AgGrowth Income Fund (TSX), Western Canadian Coal Corp. (TSX)
·      Philip S. Martin:  Asia Now Resources Corp. (TSX-V); Aura Gold Inc. (not listed); Beta Minerals Inc. (TSX-V); High Plains Uranium, Inc. (TSX); Maximus Ventures Ltd. (TSX-V);  Southern Era Diamonds Inc. (TSX)
·      Chris Bradbrook:  New Gold Inc. (TSX, AMEX)

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non‑independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of Rubicon’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

e)   The independent directors of the board hold at least one meeting per year in which non-independent directors and members of management are not in attendance and as many more such meetings as are deemed necessary.  The independent directors have held 2 meetings since the beginning of the 2005 fiscal year.  Those two meeting were on June 14 and June 28, 2006.

(f)    Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)    The Chairman of the Board, J. Garfield MacVeigh, is not an independent director.  As Chair, J. Garfield MacVeigh is responsible for chairing all meetings of the board of directors for which he is present.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of Rubicon’s most recently completed financial year.
(g)   The board of directors of Rubicon has held 8 meetings since the beginning of Rubicon’s most recently completed financial year.  The attendance record for its seven directors is:
·      J. Garfield MacVeigh: 8
·      David W. Adamson: 8
·      David R. Reid: 6
·      John R. Brodie: 6 (appointed as a director on January 27, 2006 and has attended all meetings since his appointment)
·      Philip S. Martin: 7
·      Kevin D. Sherkin: 6 (appointed as a director on January 27, 2006 and has attended all meetings since his appointment)
·      Chris Bradbrook: 3 (appointed as a director on December 14, 2005 and has attended all meetings since his appointment)

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate as set out in its Corporate Governance Policy attached hereto as Exhibit A.
3.     Position Descriptions
(a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written positions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

 (a)  Because of the small size of the board, the board has not developed written position descriptions for the chair and the chair of each board committee.  While Rubicon has not created written position descriptions, the role and responsibilities of the chair of the board and the chair or each board committee are delineated in Rubicon’s Corporate Governance Guidelines.

(b)   Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b)   The board and CEO have not developed a written position description for the CEO.  However, the directors are kept fully informed of management actions that have a material impact on the operation and performance of Rubicon.  All material contracts and agreements are put before the directors for approval and/or ratification.  The board has charged the CEO with the responsibilities for the day to day running of Rubicon and to propose strategic direction, policies and financial goals for the review, consideration and approval of the board.

4.     Orientation and Continuing Education
(a)   Briefly describe what measures the board takes to orient new directors regarding:
(i.)    the role of the board, committees and its directors; and
(ii)    the nature and operation of Rubicon’s business.

 (a)  The Chief Financial Officer is responsible for providing an orientation for new directors.  Director orientation and on‑going training will include presentations by senior management to familiarize directors with Rubicon’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.  Each director is encouraged to visit one of Rubicon’s significant properties at least once every two years.

(b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b) The Chief Financial Officer is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of Rubicon.
5.     Ethical Business Conduct
(a)   Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:
(i)     disclose how a person or company may obtain a copy of the written code;
(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and
(iii)   provide cross-reference to any material change report filed since the beginning of Rubicon’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(a) Rubicon has a written code of ethical business conduct for its directors, officers and employees.
(b)   Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest.

(b)   Under Rubicon’s Corporate Governance Guidelines, the directors are required to disclose to the board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
(c)   The board of directors has instructed Rubicon to circulate Rubicon’s Code of Business Conduct and Ethics, Corporate Disclosure Policy, Insider Trading Policy and Whistleblower Policy to all officers and employees of Rubicon and, where appropriate, to third parties with a connection to Rubicon.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.
 (a)  The process by which the board identifies new candidates for board nomination is provided in Rubicon’s Corporate Governance Guidelinesand the Nominating Committee Charter.  When a board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the board.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
(b) The Board has appointed a Nominating Committee composed of John R. Brodie, Kevin D. Sherkin and Philip S. Martin, each of whom is an independent director.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
(c)   The Nominating Committee Charter provides that:
·       the Nominating Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs.  In addition, on an annual basis, the Committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.
·       The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the Committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the Committee in fulfilling its responsibilities.
·       The process to be taken by the Nominating Committee for nomination of candidates for election to the Board include the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders.

7. Compensation (a) Describe the process by which the board determines the compensation for Rubicon’s directors and officers.
 (a)  Rubicon’s Compensation Committee assesses performance and determines the remuneration of senior officers.  The Compensation Committee also administers Rubicon’s stock option plan.  The Compensation Committee may recommend to the board the granting of stock options to directors of Rubicon as well as determine directors fees, if any, from time to time.  Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of Rubicon.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to Rubicon; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b)   Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(b)   Rubicon’s Compensation Committee is comprised of Chris Bradbrook (Chair), Philip S. Martin and John R. Brodie, each of whom is considered “independent” as that term is defined in MI 52-110 and under AMEX Rule 805.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The role of the Compensation Committee is primarily to administer Rubicon’s stock option plan and to determine the remuneration of senior officers of Rubicon.
(d)   If a compensation consultant or advisor has, at any time since the beginning of Rubicon’s most recently completed financial year, been retained to assist in determining compensation for any of Rubicon’s director’s and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d)   Roger Gurr & Associates was retained to review executive and outside director compensation and to report to the Compensation Committee to assist in the development of an appropriate compensation strategy for executives and outside directors.  The report to the Compensation Committee was dated March 8, 2005.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
        The board also has a committee called the Corporate Governance Committee.  The primary functions of this committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board of Directors; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the board (excluding retirement) should resign as a director and make the appropriate recommendations to the board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of Rubicon; to review critically each director’s  continuation on the board every year, to establish a process for the evaluation of the performance of the board and each of its committees and such other tasks as may be assigned to the committee by the board from time to time.

9.     Assessments
        Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly assessed with respect to their effectiveness and contribution.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

        The Corporate Governance Committee Charter provides that the committee shall review critically each director’s continuation on the board every year considering among other things, a director’s service on other boards and the time involved in such other service, and establish a process for the evaluation of the performance of the board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the board and the results of this evaluation.

EXHIBIT A TO SCHEDULE N

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.
1.                   MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD
The mission of the Board is to oversee the business affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value.  The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.
The primary responsibilities of the Board are to:
                                                   i.      develop, monitor and, where appropriate, modify the Company’s strategic plan;
                                                  ii.      review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;
                                                iii.      regularly monitor the effectiveness of management policies and decisions;
                                                iv.      select, evaluate and compensate the Chief Executive Officer (the “CEO”) and other senior officers and review management succession planning;
                                                 v.      assess major risks facing the Company and review options for their mitigation;
                                                vi.      ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;
                                              vii.      review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assesses the scope, implementation and integrity of the Company’s internal control systems;
                                             viii.      appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time; and
                                                 ix.      establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members.

2.             DIRECTOR QUALIFICATIONS AND SELECTION
2.1          Board and Director Requirements
The directors will be elected each year by the shareholders at the annual meeting of shareholders.  The Board will propose a slate of nominees to the shareholders for election to the Board at such meeting.  Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.
Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member.  The Nominating Committee will endeavour to recommend qualified individuals to the Board who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.
The Board will have a majority of directors who meet the criteria for independence as defined in National Instrument 58-201, Corporate Governance Guidelines and by the rules of the American Stock Exchange, each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time.  The rules of the American Stock Exchange presently require that at least three of the independent directors satisfy its audit committee independence requirements.
3.             BOARD LEADERSHIP AND TERM
3.1          Board Leadership
The Board selects the Chairman of the Board (“Chairman”) in the manner and based on the criteria that it deems best for the Company at the time of selection.  The role of the Chairman and Chief Executive Officer should be separate, where possible.  Unless the Chairman is an independent director, or if there is no Chairman appointed, the Board will have a designated lead director of the Board, who will meet the Company’s independence criteria.  The lead director will (a) preside over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors meetings; (b) serve as liaison with the other independent directors; (c) consult with the CEO regarding meeting agendas and information sent to the Board; and (d) notify other members of the Board regarding any legitimate shareholder concerns of which he or she becomes aware.
3.2          Directors’ Tenure Policy
The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.
3.3          Term Limits and Re-election
The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company.  As an alternative to term limits, the Corporate Governance Committee will review critically each director’s continuation on the Board every year.

3.4          Changes to the Board
Changes to the Board will be announced by press release.
4.             DUTIES OF BOARD MEMBERS
4.1          Director Responsibilities
All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and its shareholders.  Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director.  In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance.  Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.
The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.
4.2          Service on Other Boards
The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company.  The Nominating Committee will take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors for election (or re-election).
Directors should advise the Chairman, if any, or the designated lead director, and the chairman of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another company which is a potential competitor of the Company.
4.3          Conflicts of Interest
Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.
If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.
4.4          Company Loans and Corporate Opportunities
The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.
A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company.  The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5          Director Orientation and Continuing Education
The Chief Financial Officer will be responsible for providing an orientation for new directors, and for periodically providing materials for all directors on subjects relevant to their duties as directors.  Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.
Each director is encouraged to visit one of the Company’s significant properties at least once every two years.
4.6          Share Ownership Guidelines
All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.
5.             BOARD COMPENSATION
5.1          Directors’ Fees
Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Compensation Committee and the Board, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.
5.2          Additional Compensation
In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.
6.             BOARD MEETINGS AND COMMUNICATIONS
6.1          Attendance at Meetings
The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year.  In addition, special Board meetings will be called as necessary.  Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve.  Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.
6.2          Board Agendas
The Chairman, if any, or the designated lead director, will establish the agenda for each Board meeting in advance.  Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.
6.3          Board Material Distribution
Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting.  Directors are required to review such materials before Board meetings to enable a full discussion at the meetings.  Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4          Access to Management and Independent Advisors
Directors have full and free access to officers and employees of the Company.  Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.
The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.
6.5          Executive Sessions of Non-Management Directors
Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary.  The Board will designate a lead independent director to lead such sessions.  Minutes of each meeting must be prepared.
6.6          Communications with Interested Parties
Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company’s lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6.  Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares.  The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue.  For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chairman of the Audit Committee.
7.             EVALUATION AND SUCCESSION
7.1          Annual Performance Evaluation
The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance Committee will establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board on the results of this evaluation.
7.2          CEO Evaluation
The Compensation Committee will conduct an annual review of the CEO’s performance.  The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company.  The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management.  The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company’s shareholders.  The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO.  In the absence of a Compensation Committee, the Board (excluding the CEO, if he or she is a director), will conduct the review of the CEO’s performance.
7.3          Management Succession
The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO.  The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO.  In the absence of a Compensation Committee, the Board should perform these functions.

8.             BOARD COMMITTEES
8.1          Committee Structure
The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines.  The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, delegating to such committees all or part of the Board’s powers.  Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and this Corporate Governance Guidelines.  In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny.  All significant findings of a committee are presented to the full Board for discussion and review.
8.2          Corporate Governance Committee
The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors.  The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes.  The Corporate Governance Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in this Policy, or as assigned by the Board from time to time.  In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.
8.3          Compensation Committee
The Compensation Committee should be composed entirely of independent directors.  In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the disinterested directors of the Company, unless otherwise stated herein.
8.4          Nominating Committee
If the Board appoints a Nominating Committee, such committee should be composed entirely of independent directors.  The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board, and the Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.
8.5          Committee Charters and Responsibilities
Each key committee will have its own charter.  The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance.
8.6          Committee Agendas
The chairman of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda.

8.7          Compensation of Committee Members
The members of committees are entitled to receive such fees as the Board determines.
8.8          Advisors
The Audit Committee, the Corporate Governance Committee and the Compensation Committee each have the power to hire independent legal, financial or other advisors as they may deem necessary upon approval by the Board of a budget for such services.  Any other committee has the power to hire independent legal, financial or other advisors as they deem necessary, with approval of the Board.
9.             CODE OF BUSINESS CONDUCT AND ETHICS
All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct.  The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.  In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed by shareholders as required by law.
10.          Miscellaneous
These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents.  Although these Corporate Governance Guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change.  In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified.  In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.
Nothing in these guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws.  Conversely, nothing in these guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.
Approved and Adopted by the Board Effective December 30, 2005.